Filed by: Digene Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

All-employee e-mail from Daryl Faulkner - June 4, 2007

Subject line: Special Announcement: Digene and Qiagen Announce Merger, Creating Market Technology Leader in Molecular Diagnostics

I am pleased and excited to inform you of a major new development for Digene: The Board of Directors reached an agreement this weekend to merge with Qiagen – the world’s leading provider of sample and assay technologies – to create a new, market- and technology-leading molecular diagnostics company. The combination has been approved by both boards of directors and is expected to be finalized by fall.

What does that mean for Digene? It means access to a broad platform of already-existing products valued by our laboratory customers, an extensive global infrastructure in regions where we have not yet expanded, and the resources we need to keep growing and expanding into the future. More detail will be available to all Digene employees at a meeting scheduled at our Gaithersburg facility for 1 p.m. EDT tomorrow, at which both I and the Qiagen CEO, Peer Schatz, will discuss our plans. (This meeting will be Webcast for remote workers and EU offices. Look for a calendar notice through Outlook.)

Let me give you a little background: If Qiagen sounds familiar to you, it should. We have partnered with Qiagen for more than a decade, through its role as manufacturer of our Rapid Capture system and our role as a customer of a number of Qiagen’s products. In addition, although it is headquartered in The Netherlands, one of Qiagen’s two U.S. offices is located nearby, in Germantown, MD. It has subsidiaries in more than 20 countries, with more than 1,900 employees worldwide. In 2006 alone, Qiagen launched 67 new products globally in sample prep and assay technologies. However, even with this large and diversified portfolio, Qiagen recognizes the huge business value and future potential of Digene’s HPV testing platform and the people who support it.

But just as important, this is a good cultural fit. Qiagen is a company that values its people. (In fact, last month it was cited as one of “the best places to work for in Life Sciences” by The Scientist magazine.) You will note that in the joint news release reprinted below, Qiagen management recognizes the expertise of our employees and leadership team, citing that strength as a key reason for its attraction to Digene.

Of course, as with any merger, there will be inevitable changes — and change is not always easy. However, both the Digene and Qiagen management teams are committed to communicating often and openly with you, to ensure a smooth transition with broad employee involvement. I look forward to addressing you personally on Monday, to share my excitement with this growth opportunity for Digene!

•	Daryl Faulkner

* Note: If you receive any inquiries from a reporter about the merger announcement, please refer them to Pam Rasmussen (x7196) or Shelley Ducker (x7610) in Corporate Communications. Calls from analysts or investors should be directed to Al Fleury (x7028) in Investor Relations.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Qiagen and Digene and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Qiagen and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent periodic reports filed by Digene with the SEC.

Additional Information

Qiagen intends to file a Registration Statement on Form F-4 and a Schedule TO and other documents, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9 and other documents, with the SEC in connection with the transaction. Digene stockholders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at Digene’s web sites at www.digene.com.

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